Exhibit 99.1

Paragon Shipping Inc. Regains Compliance with NASDAQ’s Minimum Closing Bid Price

March 15, 2016 – Athens, Greece – Paragon Shipping Inc. (“Paragon” or the “Company”) announced today that it has received a letter from NASDAQ, indicating that the Company has regained compliance with the $1.00 per share minimum closing bid price requirement for continued listing on the NASDAQ Capital Market, pursuant to the NASDAQ marketplace rules. Since November 11, 2015, Paragon was eligible for an additional 180 calendar day period to regain compliance. For at least 10 consecutive business days from March 1 to March 14, 2016, the closing bid price has been greater than $1.00. NASDAQ indicated within its letter that since the Company has regained compliance with Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), this matter is now closed.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any statements regarding the Exchange Offer and Consent Solicitation. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current fleet consists of six drybulk vessels with a total carrying capacity of 297,879 dwt. In addition, Paragon Shipping’s current newbuilding contracts consist of three Kamsarmax drybulk carriers. The Company’s common shares and Paragon Notes trade on the NASDAQ Capital Market under the symbols “PRGN” and “PRGNL,” respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Rudy Barrio (Investors)

rbarrio@dresnerallencaron.com

(212) 691-8087